BALLARD™

BALLARD POWER SYSTEMS INC.

Management's Discussion and Analysis

Second Quarter 2026

Here for life™

ballard.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, about expected events and the financial and operating performance of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”). Forward-looking statements include any statements that do not refer to historical facts. Forward-looking statements are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements include, without limitation, statements regarding the proposed acquisition of GeoPura Limited, including the expected timing of closing and the anticipated strategic, operational and financial benefits of the transaction; the markets for our products and services; Order Backlog, expected revenues, gross margins, operating expenses, and capital expenditures; our 2026 outlook; the expectation that 2026 revenue will be weighted toward the second half of the year; our objective of achieving positive operating cash flow by the end of 2027 and profitability by 2028; corporate development activities; the impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives; expected deliveries, sales pipeline and future product sales; future product roadmap, including expected product costs and selling prices; future production capacities and volumes; the markets for our products; ; as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions, including regarding our ability to implement, execute, complete or realize benefits of our restructuring initiatives on the timelines we expect, including our expectations with response to our expected restructuring changes, cost savings and the reduction of our planned capital expenditure. Such statements reflect Ballard's current expectations and are based on a number of assumptions, including, but not limited to, assumptions regarding market demand; customer adoption; product deliveries; manufacturing performance; operating costs; financing requirements; the successful execution of Ballard's business strategy; the completion of the proposed acquisition of GeoPura on the anticipated timeline or at all; and the successful integration of GeoPura's business and the realization of the anticipated benefits of the transaction; They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts; manufacturing capacity and cost; product and service pricing; market demand; and the availability and prices of raw materials, labour, and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties.. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard’s ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the failure to satisfy the conditions to closing or obtain required regulatory approvals for the proposed acquisition of GeoPura; delays in completing or integrating the acquisition; failure to realize anticipated benefits or synergies; our ability to successfully execute our business plan; commercial adoption of hydrogen in mobility and stationary power applications, including delays in hydrogen adoption and negative market sentiment; our expectation that our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures and potential investments, and our ability to access additional capital when required; potential fluctuations in our financial and business results that make forecasting difficult and may restrict our access to funding; our dependence on a limited number of customers and risks associated with early-stage market activities; our dependence on third party suppliers for the supply of key materials and components and risks of supply chain disruption; our dependence on Original Equipment Manufacturer (“OEMs”) and system integrators; our limited experience manufacturing fuel cell products at commercial scale; risks inherent in international operations, including trade tariffs, currency restrictions and restrictions on repatriation of funds; risks under certain customer supply agreements; public policy and regulatory changes, including regulations relating to perfluoroalkyl and polyfluoroalkyl substances and changes to clean energy subsidies and incentives; adequate investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel; geopolitical events and global economic risks; inflationary pressures, including relating to supply of materials and labour; commodity price fluctuations; competition and competitive technologies; risks associated with capital investments and new business processes; risks associated with mergers and acquisitions; our technology and products may not meet market requirements; we may not be able to sell our products on a commercially viable basis on the timetable anticipated, or at all; our ability to attract and retain key personnel; warranty claims, product performance guarantees, or indemnification claims; a mass market for our products may never develop or may take longer to develop than anticipated; cybersecurity threats; our ability to protect our intellectual property; climate change risks; regulatory agency actions that could affect existing or future investments, acquisitions or joint ventures; additional issuance of securities may dilute existing securityholders and affect the market price of our securities; exchange rate fluctuations; product safety, product liability or other claims; environmental liabilities; changes in U.S. tax laws and tax status related to “passive foreign investment company” designation; emerging diseases; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this document or in our most recent Annual Information Form will materialize. These forward-looking statements represent Ballard’s views as of the date of this this Management Discussion and Analysis (“MD&A”). There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this MD&A and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

MANAGEMENT’S DISCUSSION AND ANALYSIS
July 30, 2026

Section	Description
1.Introduction	1.1 Preparation of the MD&A 1.2 Disclosure Controls and Procedures and Internal Controls over Financial Reporting 1.3 Risks and Uncertainties
2. Core Business and Strategy	2.1 Core Business 2.2 Strategic Focus and Context
3. 2026 Business Outlook	3.1 2026 Business Outlook
4. Recent Developments	4.1 Recent Developments (including Contractual Updates)
5. Results of Operations
    5.1 Operating Segments
5.2 Summary of Key Financial Metrics –
Three months ended June 30, 2026
5.3 Summary of Key Financial Metrics –
Six months ended June 30, 2026
5.4 Operating Expenses and Other Items –
Three and six months ended June 30, 2026
5.5 Summary of Quarterly Results

6. Cash Flows, Liquidity and Capital Resources
    6.1 Summary of Cash Flows
    6.2 Cash Provided by (Used by) Operating Activities
    6.3 Cash Provided by (Used by) Investing Activities
    6.4 Cash Provided by (Used by) Financing Activities
    6.5 Liquidity and Capital Resources

7. Other Financial Matters	7.1 Off-Balance Sheet Arrangements and Contractual Obligations 7.2 Related Party Transactions 7.3 Outstanding Share and Equity Information
8. Use of Proceeds	8.1 Reconciliation of Use of Proceeds from Previous Financings
9. Accounting Matters	9.1 Overview 9.2 Critical Judgments in Applying Accounting Policies 9.3 Key Sources of Estimation Uncertainty 9.4 Recently Adopted Accounting Policy Changes 9.5 Future Accounting Policy Changes
10. Supplemental Non-GAAP Measures and Reconciliations	10.1 Overview 10.2 EBITDA and Adjusted EBITDA

1.     INTRODUCTION
1.1     Preparation of the MD&A
This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as of July 30, 2026 and should be read in conjunction with our unaudited condensed consolidated interim financial statements and accompanying notes for the three and six months ended June 30, 2026 and our audited consolidated financial statements and accompanying notes for the year ended December 31, 2025. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities and is also available on our website at www.ballard.com.
1.2     Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
During the six months ended June 30, 2026, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering our subsidiaries including Ballard Power Systems Europe A/S, Ballard Fuel Cell Systems Inc., and Guangzhou Ballard Power Systems Co., Ltd.
1.3     Risks and Uncertainties
An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described in our Annual Information Form. The risks and uncertainties described therein are not the only ones that we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities.

2.     CORE BUSINESS AND STRATEGY
2.1     Core Business
At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell power system development and commercialization.

Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications including bus and rail applications, stationary power, and other markets (consisting of truck, marine, material handling, off-road, and other applications), as well as the delivery of services, including technology solutions, after sales services and training.
A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, methanol, ammonia, other hydrocarbon fuels, or from water through electrolysis. Ballard’s PEM fuel cell products are typically designed to feature high fuel efficiency, relatively low operating temperature, high durability, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with our proprietary PEM fuel cell technology. This technology includes membrane electrode assemblies, catalysts, plates, and other key components, and draws on intellectual property from our patent portfolio, together with our extensive experience and know-how in key areas of PEM fuel cell stack design, operation, production processes and systems integration.
We are based in Canada, with head office, research, technology and product development, engineering services, testing, manufacturing and after-sale service facilities in Burnaby, British Columbia. We also have sales and after-sale service facilities in Hobro, Denmark, a module assembly facility in Bend, Oregon, and a sales and logistics office in Guangzhou, Guangdong Province, China.
Long-Term Financial Investments
We have invested in three hydrogen infrastructure, decarbonization and/or growth equity funds: (i) a 10.4% interest in HyCap Fund I SCSP (“HyCap”), a special limited partnership registered in Luxembourg; (ii) a 1.5% interest in Clean H2 Infra Fund (“Clean H2”), a special limited partnership registered in France; and (iii) a 1.8% interest in Templewater Decarbonization I, L.P. (“Templewater”), a limited partnership registered in Cayman Islands.
We also have certain non-controlling and non-equity accounted investments including: (i) a 4.5% equity interest in Forsee Power SA (“Forsee Power”), a French public company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport; and (ii) a 7.2% equity interest in Wisdom Group Holdings Ltd. (“Wisdom Motor”), a Cayman Islands private holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles. During the fourth quarter of 2025, we recognized impairment charges of ($1.9) million to fully impair our investment in Wisdom Motor.
Equity-Accounted Investment
We also have a non-controlling, 49% interest in Weichai Ballard Hy-Energy Technologies Co., Ltd. (“Weichai Ballard JV”), located in Weifang, Shandong Province, China. Weichai Power (“Weichai”) of China has a 51% controlling interest in Weichai Ballard JV, holding three of five Weichai Ballard JV board positions, with Ballard holding two board positions and certain shareholder protection provisions. Weichai Ballard JV’s business is to manufacture certain fuel cell products utilizing Ballard’s liquid cooled fuel cell stacks (“LCS”) and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.

As a result of continued policy and other challenges in the China fuel cell market and underperformance of the Weichai Ballard JV, we initiated a strategic review of our China strategy in 2024 with consideration of all strategic options, including the Weichai Ballard JV. As a result of this review, we halted additional investment in China including in the Weichai Ballard JV. During the fourth quarter of 2025, we recognized impairment charges of ($4.6) million as we fully impaired our remaining equity-accounted investment in Weichai Ballard JV.
2.2     Strategic Focus and Context
We strive to build value for our shareholders by developing, manufacturing, selling, and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in target markets. Our business plan is focused on leveraging our core PEM fuel cell competencies across selected markets and geographic regions.
We select our target market applications based on use cases where the comparative user value propositions for PEM fuel cells powered by hydrogen are strongest – such as where operators value low emission vehicles that require high utilization, long driving range, heavy payload, fast refueling, and similar user experiences to legacy diesel vehicles – and where centralized refueling or favourable infrastructure conditions exist. Our current target markets include bus and rail applications, stationary power, and other markets (consisting of truck, marine, material handling, off-road, and other applications).
We select our target geographic markets based on a variety of factors, including market size, adoption rates, supportive government policies, and partner and customer relationships. Our current key target markets are the geographic regions of Europe and North America.
We also seek to leverage common PEM fuel cell technology platforms across multiple applications and regions in order to improve scale efficiencies, reduce costs, and enhance returns on investment.
We recognize that addressing multiple markets increases near-term costs; however, we believe offering the same core PEM fuel cell technologies and substantially similar derivative PEM fuel cell products across multiple mobility and power market applications and across select geographic regions will support scale, cost reduction, and long-term growth.
As we look to our long-term strategic plan and cascading capital allocation, we are focused on applications where hydrogen and PEM fuel cells are expected to be commercially viable. These include use cases requiring long range, fast refueling, and zero-emission operations.
However, given ongoing market uncertainties, we expect further industry rationalization, failures, restructurings and consolidation, and we continue to monitor macroeconomic, geopolitical context, climate change policies, and market developments that may impact adoption. We will adjust our investment plans and cost structure as appropriate, while maintaining disciplined spending and balance sheet strength.
Overall, our strategy is focused on disciplined capital allocation, prioritization of markets and applications with clearer commercial adoption pathways, continued product cost reduction and operational efficiency, and maintaining our strong financial position.

3.     2026 BUSINESS OUTLOOK
3.1     2026 Business Outlook
Consistent with prior practice, we are not providing specific revenue or net income (loss) guidance for 2026. Revenue in 2026 is expected to be back-half weighted. Our outlook for 2026 includes:
•Total Operating Expenses: 2026 outlook range of $65 million to $75 million – Expected total Operating Expenses for fiscal 2026 are $65 million to $75 million (including $37.3 million expensed in the first half of 2026; compared to $108.9 million (or $86.0 million excluding restructuring and related expenses) in fiscal 2025) reflecting continued investment in product development, cost reduction, and commercialization activities.
•Capital Expenditures: 2026 outlook range of $5 million to $10 million – Expected Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) for fiscal 2026 are $5 million to $10 million (including $1.4 million incurred in the first half of 2026; compared to $10.2 million in fiscal 2025) to support manufacturing optimization and cost reduction.
Our expectations for 2026 are in part supported by our 12-month Order Book of approximately $74.4 million (derived from Order Backlog of approximately $156.6 million as of June 30, 2026). Order Backlog represents contracted orders, and the 12-month Order Book reflects expected deliveries over the next 12 months.
Our expectations are based on internal forecasts that consider current performance, existing orders, expected sales, cost commitments, and an assumed U.S./Canadian dollar exchange rate in the low-to-mid $0.70 range.
The primary risk factors to our business expectations for 2026 are:
•Risks related to restructuring outcomes, cost reduction execution, customer demand and program timing, macroeconomic and geopolitical conditions, government policy and incentives, hydrogen infrastructure development, supplier performance, customer concentration, and foreign exchange fluctuations.
•Customers, partners, and suppliers are subject to development, commercialization, and financial risks, which may adversely impact our business.
•Our Order Backlog and our 12-month Order Book are concentrated among a limited number of customers and may be subject to cancellation, delay, performance conditions, pricing adjustments, and cost reduction assumptions, which may impact margins and financial results.
•Due to market immaturity and variability in results, financial performance may fluctuate and may not be comparable on a quarter-to-quarter basis, and actual results may differ from expectations.

4.     RECENT DEVELOPMENTS
4.1     Recent Developments (including Contractual Updates)
Ballard Announces Acquisition of UK-based GeoPura, Powering Future Growth and Transforming Ballard into an Integrated Hydrogen Ecosystem Provider
On June 23, 2026, we announced that we had entered into a definitive agreement to acquire GeoPura Limited (“GeoPura”), a private zero-emission hydrogen-based power solutions provider in the UK (the “Transaction”). The Transaction represents a transformative acquisition that establishes Ballard as a vertically integrated and capitally efficient energy-as-a-service (“EaaS”) provider with end-to-end capabilities spanning hydrogen production, distribution, logistics, refueling, fuel cells, and high-performance stationary power solutions. The Transaction consists of an upfront equity purchase price of £275.0 million, funded through a combination of £82.5 million in Ballard cash on hand and the issuance of ~50.8 million Ballard common shares to GeoPura shareholders, at US$5.02 per share, based on Ballard’s 30-day volume-weighted average share price. In addition to the upfront consideration, Ballard will pay contingent consideration of up to £27.5 million if GeoPura achieves certain specified financial milestones after closing of the Transaction. The total transaction enterprise value, including assumption of GeoPura net debt and excluding contingent consideration, is £301.1 million (~US$400 million). The Transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second half of 2026.
Ballard announces order for 15 MW in the stationary power market
On June 16, 2026, we announced an order totaling 15 megawatts of fuel cell systems for stationary applications from a company specializing in renewable off-grid power generation (“the Customer”).
The order, comprising 150 FCmove®-HD+ 100 kW fuel cell modules, marks the second order of this scale from the Customer, following a similar order placed in 2024. Deliveries are expected to start in the second half of 2026 and will be used in hydrogen gensets for applications ranging from live events, construction, and movie sets, to critical infrastructure.
Ballard Announces Resignation of Weichai’s Nominee Directors and Sale of Weichai’s Shares
On May 15, 2026, we announced the resignation of two Weichai board nominees from Ballard’s Board of Directors effective May 13, 2026.
The resignations follow the sale of approximately 6.9 million Ballard common shares by Weichai Power (the “Share Sale”) through its subsidiary, Weichai Power Hong Kong International Development Co., Ltd., (“Weichai Hong Kong”). As a result of the share sale, Weichai now owns less than 15% of Ballard’s outstanding shares and is no longer entitled to appoint two nominees to Ballard’s Board of Directors under the terms of its investor rights agreement with Ballard, prompting the resignations. Going forward, Weichai will no longer be entitled to appoint nominees to Ballard’s Board of Directors.
Wrightbus Selects Ballard’s FCmove®‑SC Engine to Power Its Next‑Generation Hydrogen Bus Platform
On May 7, 2026, we announced that Wrightbus, a leading UK‑based bus manufacturer and long‑standing Ballard partner, has formally nominated Ballard as the fuel cell supplier for its next‑generation StreetDeck Hydroliner Gen 3.0 hydrogen bus platform.
This nomination covers the integration of Ballard’s FCmove®‑SC hydrogen fuel cell engine—Ballard’s newest, high‑efficiency platform launched in late 2025—into Wrightbus’ Gen 3.0 double‑decker FCEV bus, with series production scheduled to begin in 2027.

The FCmove®‑SC engine delivers higher efficiency, extended durability, and a simplified system architecture designed to reduce total cost of ownership for transit operators. These improvements are particularly impactful for long‑range, high‑utilization duty cycles where hydrogen fuel cell buses offer operational advantages over battery‑electric alternatives.
Solaris Selects Ballard’s FCmove®‑SC Engine to Power its Next‑Generation Hydrogen Bus Platform
On May 6, 2026, we announced that Solaris Bus & Coach sp. z o.o ("Solaris"), a leading European bus manufacturer and long‑standing Ballard partner, has formally selected Ballard as the fuel cell supplier for its next‑generation hydrogen bus.
This selection includes the integration of Ballard’s FCmove®‑SC hydrogen fuel cell engine, Ballard’s newest high‑efficiency platform launched in late 2025, into the Solaris Generation 2 FCEV bus. The sale of engines has been incorporated into an update of the existing agreement, extending it to 2029, to match with next-gen bus delivery while also strategically aligning commercial terms.
Ballard welcomes Ralph Robinett as Chief Operating Officer
On April 13, 2026, we announced the appointment of Ralph Robinett as our new Senior Vice President and Chief Operating Officer.
Ralph brings more than 25 years of global operations, manufacturing, supply chain, and transformation leadership experience across advanced technology and clean energy businesses. He has led large-scale operational organizations, built and expanded manufacturing facilities in multiple regions, driven cost reduction and productivity improvement initiatives, and helped commercialize innovative technologies at scale.

5.     RESULTS OF OPERATIONS
5.1     Operating Segments
We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including bus and rail applications, stationary power, and other markets (consisting of truck, marine, material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services, and training are included in each of the respective markets.

5.2     Summary of Key Financial Metrics – Three months ended June 30, 2026
Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Three months ended June 30, 2026
	2026	2025	$ Change	% Change
Bus	$9,652	$8,832	$820	9%
Rail	4,074	7,165	(3,091)	(43%)
Stationary	1,788	541	1,247	230%
Other	5,084	1,304	3,780	290%
Revenues	$20,598	$17,842	$2,756	15%

Europe	$4,640	$10,096	$(5,456)	(54%)
North America	15,713	7,441	8,272	111%
China	—	74	(74)	(100%)
Rest of World	245	231	14	6%
Revenues	20,598	17,842	2,756	15%
Cost of goods sold	16,518	19,337	(2,819)	(15%)
Gross Margin	$4,080	$(1,495)	$5,575	373%
Gross Margin %	20%	(8%)	n/a	28pts
Revenues of $20.6 million for the second quarter of 2026 increased 15%, or $2.8 million, compared to the second quarter of 2025. The 15% increase was driven by higher material handling (Other category), stationary and bus market revenues, partially offset by lower rail market revenues. Revenue increases in North America were partially offset by lower revenues in Europe and China.
Revenues of $20.6 million in the second quarter of 2026 consist of revenue from a variety of customers in North America, Europe, and the rest of the world, primarily for shipments of FCmove™-HD+, FCwave™, and FCmove™-HD fuel cell modules and related components for their respective bus, rail, marine and stationary programs. Revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, membrane electrode assemblies (“MEAs”), and related component and parts kits.
Gross margins were $4.1 million, or 20% of revenues, for the second quarter of 2026, compared to ($1.5) million, or (8%) of revenues, for the second quarter of 2025. The improvement in gross margin in 2026 as compared to 2025 is due primarily to product cost reduction initiatives and lower manufacturing overhead costs as a result of the global corporate restructuring initiated in July 2025, and through certain non-ratable adjustments to warranty and inventory provisions.

Operating Expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30, 2026
	2026	2025	$ Change	% Change
Research and product development	$10,370	$18,176	$(7,806)	(43%)
General and administrative	4,972	4,788	184	4%
Sales and marketing	1,414	2,399	(985)	(41%)
Operating Expenses	$16,756	$25,363	$(8,607)	(34%)
Total Operating Expenses (excluding Other operating expenses) for the second quarter of 2026 were $16.8 million, a decrease of ($8.6) million, or (34%), compared to the second quarter of 2025. The (34%) decrease was driven by lower research and product development expenses of ($7.8) million and lower sales and marketing expenses of ($1.0) million, partially offset by slightly higher general and administrative expenses of $0.2 million.
The ($8.6) million, or (34%), decrease in operating expenses in the second quarter of 2026 was driven primarily by the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce, a rationalization of product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2026.
Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended June 30, 2026
	2026	2025	$ Change	% Change
Adjusted EBITDA	$(9,849)	$(30,641)	$20,792	68%
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, asset impairment charges, acquisition-related costs, and the impact of unrealized gains and losses on foreign exchange contracts.
Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the second quarter of 2026 was ($9.8) million, compared to ($30.6) million for the second quarter of 2025. The decrease in Adjusted EBITDA loss of $20.8 million was driven primarily by the improvement in gross margin loss of $5.6 million, lower operating expenses (excluding depreciation and amortization expense, and stock-based compensation expense) of $8.6 million, lower restructuring and related expenses of $5.7 million, lower accounts receivable impairment expenses of $0.4 million, and by lower equity in loss of investment in joint venture and associates of $0.4 million attributed to the operations of Weichai Ballard JV.
Net Loss

(Expressed in thousands of U.S. dollars)	Three months ended June 30, 2026
	2026	2025	$ Change	% Change
Net loss	$(20,276)	$(24,280)	$4,004	16%

Net loss for the second quarter of 2026 was ($20.3) million, or ($0.07) per share, compared to a net loss of ($24.3) million, or ($0.08) per share, in the second quarter of 2025. The $4.0 million decrease in net loss in the second quarter of 2026 was driven primarily by the decrease in Adjusted EBITDA loss of $20.8 million and lower impairment charges on property, plant and equipment of ($0.9) million. These improvements were partially offset by lower finance and other income of ($13.8) million and higher acquisition-related costs of ($3.9) million.
The ($13.8) million decrease in finance and other income in the second quarter of 2026, as compared to the second quarter of 2025, was primarily due to a mark-to-market gain in the second quarter of 2025 compared to a mark-to-market loss in the second quarter of 2026 resulting in an impact of ($11.1) million on our long-term investments including HyCap, Clean H2, Forsee Power, and Templewater; lower investment income of ($1.4) million; and foreign exchange losses on net monetary assets of ($1.3) million.
In addition, operating margins and costs in the second quarter of 2026 were nominally impacted by a flat Canadian dollar, relative to the U.S. dollar, as compared to the second quarter of 2025. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was relatively flat in the second quarter of 2026 as compared to the second quarter of 2025, foreign exchange impacts on our Canadian operating margins and cost base were nominal. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $0.8 million.
5.3     Summary of Key Financial Metrics – Six months ended June 30, 2026
Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2026
	2026	2025	$ Change	% Change
Bus	$16,434	$21,299	$(4,865)	(23%)
Rail	9,149	7,276	1,873	26%
Stationary	7,001	1,137	5,864	516%
Other	7,435	3,519	3,916	111%
Revenues	$40,019	$33,231	$6,788	20%

Europe	$12,736	$19,497	$(6,761)	(35%)
North America	26,757	12,914	13,843	107%
China	—	263	(263)	(100%)
Rest of World	526	557	(31)	(6%)
Revenues	40,019	33,231	6,788	20%
Cost of goods sold	33,176	38,334	(5,158)	(13%)
Gross Margin	$6,843	$(5,103)	$11,946	234%
Gross Margin %	17%	(15%)	n/a	32pts
Revenues of $40.0 million for the first half of 2026 increased 20%, or $6.8 million, compared to the first half of 2025. The 20% increase was driven by higher material handling (Other category), stationary and bus market revenues, partially offset by lower rail market revenues. Revenue increases in North America were partially offset by lower revenues in Europe and China.

Revenues are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, membrane electrode assemblies, and related component and parts kits. Revenues of $40.0 million in the first half of 2026 consist of revenue from a variety of customers in North America, Europe, and the rest of the world, primarily for shipments of FCmove™-HD+, FCwave™, FCmove™-HD, and FCmove™-XD fuel cell modules and related components for their respective bus, rail, marine and stationary programs.
Gross margins were $6.8 million, or 17% of revenues, for the first half of 2026, compared to ($5.1) million, or (15%) of revenues, for the first half of 2025. The improvement in gross margin in 2026 as compared to 2025 is due primarily to product cost reduction initiatives and lower manufacturing overhead costs as a result of the global corporate restructuring initiated in July 2025, through certain non-ratable adjustments to warranty and inventory provisions.
Operating Expenses

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2026
	2026	2025	$ Change	% Change
Research and product development	$19,729	$36,281	$(16,552)	(46%)
General and administrative	9,964	9,453	511	5%
Sales and marketing	2,894	4,854	(1,960)	(40%)
Operating Expenses	$32,587	$50,588	$(18,001)	(36%)
Total Operating Expenses (excluding Other operating expenses) for the first half of 2026 were $32.6 million, a decrease of ($18.0) million, or (36%), compared to the first half of 2025. The (36%) decrease was driven by lower research and product development expenses of ($16.6) million and lower sales and marketing expenses of ($2.0) million, partially offset by higher general and administrative expenses of $0.5 million.
The ($18.0) million, or (36%), decrease in operating expenses in the first half of 2026 was driven primarily by the impact of the global corporate restructuring initiated in July 2025 which included a reduction in workforce, a rationalization of product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2026.
Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2026
	2026	2025	$ Change	% Change
Adjusted EBITDA	$(21,206)	$(58,174)	$36,968	64%
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, asset impairment charges, acquisition-related costs, and the impact of unrealized gains and losses on foreign exchange contracts.

Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the first half of 2026 was ($21.2) million, compared to ($58.2) million for the first half of 2025. The decrease in Adjusted EBITDA loss of $37.0 million was driven primarily by the improvement in gross margin loss of $11.9 million, lower operating expenses (excluding depreciation and amortization expense, and stock-based compensation expense) of $17.8 million, lower restructuring and related expenses of $5.4 million, lower accounts receivable impairment expenses of $0.4 million, and by lower equity in loss of investment in joint venture and associates of $1.3 million attributed to the operations of Weichai Ballard JV.
Net Loss

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2026
	2026	2025	$ Change	% Change
Net loss	$(31,668)	$(45,316)	$13,648	30%
Net loss for the first half of 2026 was ($31.7) million, or ($0.11) per share, compared to a net loss ($45.3) million, or ($0.15) per share, in the first half of 2025. The $13.6 million decrease in net loss in the first half of 2026 was driven primarily by the decrease in Adjusted EBITDA loss of $37.0 million, lower impairment charges on property, plant and equipment of $2.9 million, and lower stock-based compensation expense of $0.8 million. These improvements were partially offset by lower finance and other income of ($22.4) million, higher acquisition-related costs of ($3.9) million, and lower gains on forward foreign exchange contracts of ($0.7) million.
The ($22.4) million decrease in finance and other income in the first half of 2026, as compared to the first half of 2025, was primarily due to a mark-to-market gain in the first half of 2025 compared to a mark-to-market loss in the first half of 2026 resulting in an impact of ($17.4) million on our long-term investments including HyCap, Clean H2, Forsee Power, and Templewater; lower investment income of ($3.1) million; and foreign exchange losses on net monetary assets of ($1.7) million.
In addition, operating margins and costs in the first half of 2026 were impacted by the negative impact of a stronger Canadian dollar, relative to the U.S. dollar, as compared to the first half of 2025. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 2%, or 200 basis points, stronger in the first half of 2026 as compared to the first half of 2025, negative foreign exchange impacts on our Canadian operating margins and cost base were approximately $0.6 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $0.6 million.
5.4     Operating Expenses and Other Items – Three and six months ended June 30, 2026
Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30, 2026
	2026	2025	$ Change	% Change
Research and product development expense	$10,370	$18,176	$(7,806)	(43%)

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2026
	2026	2025	$ Change	% Change
Research and product development expense	$19,729	$36,281	$(16,552)	(46%)

Research and product development expenses for the three months ended June 30, 2026, were $10.4 million, a decrease of ($7.8) million, or (43%), compared to the corresponding period in 2025.
The ($7.8) million, or (43%), decrease in research and development expenses in the second quarter of 2026, as compared to the second quarter of 2025, was driven primarily by the impact of the global corporate restructuring initiated in July 2025 which included a reduction in workforce, a rationalization in product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2026. Expenses for research and development in 2026 include expenditures on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, rail, and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction.
Program development expenses in the second quarter of 2026 includes expenditures related to our recently unveiled new-generation transit fuel cell module, FCmove SC®; continued development on our FCmove XD fuel cell module designed for heavy-duty vehicles; our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium and heavy-duty vehicles; our FCwave™ Fuel Cell Module for high power applications; and on the ongoing improvement and cost reduction of all of our fuel cell products, including our high performance fuel cell module, the FCmove™-HD and HD+, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.
Research and product development expenses for the six months ended June 30, 2026, were $19.7 million, a decrease of ($16.6) million, or (46%), compared to the corresponding period in 2025.
The ($16.6) million, or (46%), decrease in research and development expenses in the first half of 2026, as compared to the first half of 2025, was driven primarily by the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce, a rationalization in product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2026. Expenses for research and development in 2026 include expenditures on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, rail, and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction.
Program development expenses in the the first half of 2026 includes expenditures related to our recently unveiled new-generation transit fuel cell module, FCmove SC®; continued development on our FCmove XD fuel cell module designed for heavy-duty vehicles; our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium and heavy-duty vehicles; our FCwave™ Fuel Cell Module for high power applications; and on the ongoing improvement and cost reduction of all of our fuel cell products, including our high performance fuel cell module, the FCmove™-HD and HD+, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30, 2026
	2026	2025	$ Change	% Change
General and administrative expense	$4,972	$4,788	$184	4%

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2026
	2026	2025	$ Change	% Change
General and administrative expense	$9,964	$9,453	$511	5%
General and administrative expenses for the three months ended June 30, 2026 were $5.0 million, an increase of $0.2 million, or 4%, compared to the corresponding period in 2025.
The $0.2 million, or 4%, increase in general and administrative expenses in the second quarter of 2026, as compared to the second quarter of 2025, was due primarily to higher legal and software license costs, partially offset by the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce.
The impact of unrealized (gains) losses on foreign exchange contracts included in general and administrative expense for the three months ended June 30, 2026, was $nil million compared to ($0.2) million for the corresponding period in 2025. Periodically, we use forward foreign exchange contracts to help manage our exposure to currency rate fluctuations. We record these contracts at their fair value as of the statement of financial position date as either assets or liabilities with any changes in fair value in the period recorded in profit or loss (general and administrative expense) as these contracts were not designated or qualified under hedge accounting criteria. These forward foreign exchange contracts were discontinued in the third quarter of 2025.
General and administrative expenses for the six months ended June 30, 2026 were $10.0 million, an increase of $0.5 million, or 5%, compared to the corresponding period in 2025.
The $0.5 million, or 5%, increase in general and administrative expenses in the first half of 2026, as compared to the first half of 2025, was due primarily to increased consulting services and higher software license costs, partially offset by the impacts of the global corporate restructurings initiated in July 2025 and September 2024 which included a reduction in workforce.
The impact of unrealized (gains) losses on foreign exchange contracts included in general and administrative expense for the six months ended June 30, 2026, was $nil million compared to $(0.7) million for the corresponding period in 2025. Periodically, we use forward foreign exchange contracts to help manage our exposure to currency rate fluctuations. We record these contracts at their fair value as of the statement of financial position date as either assets or liabilities with any changes in fair value in the period recorded in profit or loss (general and administrative expense) as these contracts were not designated or qualified under hedge accounting criteria. These forward foreign exchange contracts were discontinued in the third quarter of 2025.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30, 2026
	2026	2025	$ Change	% Change
Sales and marketing expense	$1,414	$2,399	$(985)	(41%)

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2026
	2026	2025	$ Change	% Change
Sales and marketing expense	$2,894	$4,854	$(1,960)	(40%)
Sales and marketing expenses for the three months ended June 30, 2026 were $1.4 million, a decrease of ($1.0) million, or (41%), compared to the corresponding period in 2025.
Sales and marketing expenses for the six months ended June 30, 2026 were $2.9 million, a decrease of ($2.0) million, or (40%), compared to the corresponding period in 2025.
The respective ($1.0) million or (41%), and ($2.0) million or (40%), decrease in sales and marketing expenses in the second quarter and first half of 2026, as compared to the second quarter and first half of 2025, was due primarily to the impact of the global corporate restructuring initiated in July 2025 which included a reduction in workforce.
Other operating expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30, 2026
	2026	2025	$ Change	% Change
Impairment loss on trade receivables	$101	$491	$(390)	(79%)
Acquisition-related costs	3,937	—	3,937	100%
Restructuring and related expense	128	5,851	(5,723)	(98%)
Other expenses	$4,166	$6,342	$(2,176)	(34%)

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2026
	2026	2025	$ Change	% Change
Impairment loss on trade receivables	$106	$490	$(384)	(78%)
Acquisition-related costs	3,937	—	3,937	100%
Restructuring and related expense	704	6,079	(5,375)	(88%)
Other expenses	$4,747	$6,569	$(1,822)	(28%)
Other operating expenses for the three and six months ended June 30, 2026, were $4.2 million and $4.7 million, respectively, compared to $6.3 million and $6.6 million, respectively, for the corresponding periods of 2025.

Acquisition-related costs for the three and six months ended June 30, 2026 were $3.9 million and $3.9 million compared to $nil million and $nil million for the corresponding periods of 2025 and consist of professional fees, including financial advisory, legal and other consulting services, related to the recently announced transaction to acquire GeoPura.

Restructuring and related costs for the three and six months ended June 30, 2026 were $0.1 million and $0.7 million, respectively, and consist of certain cost cutting measures and related personnel change costs.
Restructuring and related costs for the six months ended June 30, 2025 were $5.9 million and $6.1 million, respectively, and consist primarily of initial amounts incurred related to the July 2025 corporate restructuring including personnel change costs including the CEO transition and other initial workforce reductions and related consulting and advisory services.

Impairment loss on trade receivables for the three and six months ended June 30, 2026 were $0.1 million compared to $0.5 million for the corresponding periods of 2025. Amounts consist primarily of receivables from certain customers in Europe and China no longer deemed collectable. If we recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.
Finance income (loss) other

(Expressed in thousands of U.S. dollars)	Three months ended June 30, 2026
	2026	2025	$ Change	% Change
Investment and other income	$4,863	$6,269	$(1,406)	(22%)
Mark-to-market gain (loss) on financial assets	(7,776)	3,325	(11,101)	(334%)
Foreign exchange gain (loss)	(77)	1,225	(1,302)	(106%)
Finance income (loss) and other	$(2,990)	$10,819	$(13,809)	(128%)

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2026
	2026	2025	$ Change	% Change
Investment and other income	$9,813	$12,894	$(3,081)	(24%)
Mark-to-market gain (loss) on financial assets	(9,657)	7,771	(17,428)	(224%)
Foreign exchange gain (loss)	(191)	1,475	(1,666)	(113%)
Government recoveries	—	180	(180)	(100%)
Finance income (loss) and other	$(35)	$22,320	$(22,355)	(100%)
Finance income (loss) and other for the three and six months ended June 30, 2026 was ($3.0) million and $nil million, respectively, compared to $10.8 and $22.3 million for the corresponding periods of 2025.
Investment and other income for the three and six months ended June 30, 2026 was $4.9 million and $9.8 million, respectively, compared to $6.3 million and $12.9 million, respectively, for the corresponding periods of 2025. Amounts were earned on our cash, cash equivalents and short-term investments and have changed proportionately with the relative change in our average monthly cash balances and the overall change in the underlying market interest rates during 2026 and 2025.
Mark-to-market gain (loss) on financial assets for the three and six months ended June 30, 2026 was ($7.8) million and ($9.7) million, respectively, compared to $3.3 million and $7.8 million, respectively, for the corresponding periods of 2025. Mark-to-market gain (loss) consist primarily of changes in the fair value of our long-term financial investments including HyCap, Clean H2, Forsee Power, and Templewater. Mark-to-market gains and losses are also impacted by the conversion of these long-term financial assets from their respective European Euro or Great British Pound Sterling denominated investment to the U.S. dollar.

Foreign exchange gain (loss) for the three and six months ended June 30, 2026 was ($0.1) million and ($0.2) million, respectively, compared to $1.2 million and $1.5 million, respectively, for the corresponding periods of 2025. Foreign exchange gains and losses are attributable primarily to the effect of changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Ballard Power Systems Europe A/S’ assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date, which are recorded in other comprehensive income (loss).
Government recoveries for the three and six months ended June 30, 2026 were $nil million and $nil million, respectively, compared to $nil million and $0.2 million, respectively, for the corresponding periods of 2025. Government recoveries relate primarily to reversals of withholding tax accruals on certain commercial contracts primarily in China.
Finance expense for the three and six months ended June 30, 2026 was ($0.4) million and ($0.9) million, respectively, compared to ($0.5) million and ($1.0) million, respectively, for the corresponding periods of 2025. Finance expense represents the interest expense incurred on our right-of-use assets with a lease term of greater than 12-months, including our head office building, manufacturing facility, and related storage facilities in Burnaby, British Columbia, as well as similar right-of-use assets in all of our subsidiaries.
Equity in income (loss) of investment in joint venture and associates for the three and six months ended June 30, 2026 was $nil million and $nil million, respectively, compared to ($0.4) million and ($1.3) million, respectively, for the corresponding periods of 2025. The equity in loss of investment in 2025 was due to Weichai Ballard JV’s continued operating losses primarily as a result of negative gross margin generated on product sales, inventory impairment charges, and operating expenses.
Equity in loss of investment in joint venture and associates relates to the pickup of 49% of the net income (loss) of Weichai Ballard JV in China due to our 49% ownership position, which is accounted for using the equity method of accounting. During the fourth quarter of 2025, we recognized impairment charges of ($4.6) million to fully impair our remaining equity investment in Weichai Ballard JV as we exit from our operations in China and expect to recover nominal, or no amounts, on our equity investment at this time. As the investment is fully impaired, we are no longer recognizing our percentage of Weichai Ballard JV’s profit or loss.
Impairment charges on property, plant and equipment for the three and six months ended June 30, 2026 were $nil million and $0.3 million, respectively, compared to $0.9 million and $3.2 million, respectively, for the corresponding periods of 2025. Impairment charges in the first half of 2026 of $0.3 million consist of prepayments made for capital assets in progress that were subsequently cancelled. Impairment charges in the first half of 2025 of $3.2 million consist of additions in the period to the net impairment allowance against consolidated assets of ($91.6) million as we continued to impair these operating assets to their estimated total residual value of approximately $9.0 million.

5.5    Summary of Quarterly Results
The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)	Quarter ended,
	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2026	2026	2025	2025
Revenues	$20,598	$19,421	$33,638	$32,501
Net loss from continuing operations	$(20,276)	$(11,392)	$(17,527)	$(28,070)
Net loss from continuing operations per share, basic and diluted	$(0.07)	$(0.04)	$(0.06)	$(0.09)
Weighted average common shares outstanding	301,487	300,927	300,732	300,512

	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2025	2025	2024	2024
Revenues	$17,842	$15,389	$24,520	$14,756
Net loss from continuing operations	$(24,280)	$(21,036)	$(46,471)	$(204,531)
Net loss from continuing operations per share, basic and diluted	$(0.08)	$(0.07)	$(0.16)	$(0.68)
Weighted average common shares outstanding	299,845	299,518	299,425	299,412
Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:
•Revenues: Variations in fuel cell product and service revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus, and other fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.
•Operating expenses: Operating expenses were negatively impacted in the second quarter of 2026 by acquisition-related expenses of ($3.9) million. Operating expenses were negatively impacted in the third quarter of 2025, the second quarter of 2025, and the third quarter of 2024 by restructuring and related charges of ($17.6) million, ($5.9) million, and ($16.1) million, respectively. Operating expenses were also negatively impacted in the fourth quarter of 2024 and the third quarter of 2024 by impairment losses on trade receivables of ($3.2) million and ($7.9) million, respectively. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.
•Net loss: Net loss is impacted by the above-noted impacts on Revenues and Operating expenses. Net loss in the fourth quarter of 2025 was negatively impacted by impairment charges on equity investment in joint venture and associates of ($4.6) million and negatively impacted by impairment charges on intangible assets of ($1.1) million. Net loss in the second quarter of 2025, the first quarter of 2025, the fourth quarter of 2024, and the third quarter of 2024 was negatively impacted by impairment charges on property, plant and equipment and intangible assets of ($0.9) million, ($2.2) million, ($5.0) million, and ($106.8) million, respectively. Net loss in the third quarter of 2024 was negatively impacted by impairment charges on goodwill of ($40.3) million.

•Net loss in the second quarter of 2026, the fourth quarter of 2025, the third quarter of 2025, the second quarter of 2025, the first quarter of 2025, the fourth quarter of 2024, and the third quarter of 2024, was also impacted by mark-to-market gains (losses) on financial assets of ($7.7) million, ($1.9) million, ($5.1) million, ($0.9) million, $3.3 million, $4.4 million, ($7.4) million, and ($2.7) million, respectively, related primarily to our long-term financial investments in HyCap, Clean H2, Forsee Power, Wisdom, Quantron, and Templewater.

6.     CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES
6.1     Summary of Cash Flows
Cash and cash equivalents were $502.1 million as of June 30, 2026, compared to $527.1 million as of December 31, 2025. The ($25.0) million decrease in cash and cash equivalents in 2026 was driven primarily by cash used in operating activities of ($19.2) million, purchases of property, plant and equipment and intangible assets of ($1.4) million, long-term financial investments of ($3.7) million consisting of capital contributions for HyCap, Clean H2, and Templewater, and by finance lease repayments of ($1.6) million.
6.2     Cash Provided by (Used in) Operating Activities

(Expressed in thousands of U.S. dollars)	Three months ended June 30, 2026
	2026	2025	$ Change
Cash Operating Loss	$(10,306)	$(20,826)	$10,520
Change in Working Capital:
Trade and other receivables	(3,888)	3,947	(7,835)
Inventory	2,384	(4,827)	7,211
Prepaid expenses and other current assets	735	427	308
Trade and other payables	(2,059)	(846)	(1,213)
Deferred revenue	2,745	1,620	1,125
Warranty provision	(1,005)	171	(1,176)
	(1,088)	492	(1,580)
Cash Provided by (Used in) Operating Activities	$(11,394)	$(20,334)	$8,940
For the three months ended June 30, 2026, cash used in operating activities was ($11.4) million, compared to ($20.3) million for the three months ended June 30, 2025. The $8.9 million decrease in cash used in operating activities in the second quarter of 2026, as compared to the second quarter of 2025, was driven by the relative decrease in cash operating losses of $10.5 million and the relative increase in working capital requirements of ($1.6) million.
The relative $10.5 million decrease in cash operating losses in the second quarter of 2026 was driven primarily by the decrease in Adjusted EBITDA loss of $20.8 million and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling $10.2 million, including changes in inventory impairment and onerous contracts provision adjustments, impairment losses on property, plant, and equipment, finance and other income (excluding mark-to-market fair value changes on investments), and equity investment losses in joint venture and associates.

The total change in working capital of ($1.1) million in the second quarter of 2026 was driven by higher accounts receivable of ($3.9) million, due primarily to the timing of revenues, and the related customer collections; lower accounts payable and accrued liabilities of ($2.1) million, primarily as a result of the timing of supplier payments and annual compensation awards; and lower warranty provision of ($1.0) million related to adjustment and expiry of historical provisions. These second quarter of 2026 outflows were partially offset by higher deferred revenue of $2.7 million as we collected prepayments on certain product and service contracts in advance of work performed; lower inventory of $2.4 million on conversion of inventory to sales and inventory management; and lower prepaid expenses of $0.7 million, primarily due to the timing of annual insurance renewals.
The total change in working capital of $0.5 million in the second quarter of 2025 was driven by lower accounts and contract receivables of $3.9 million primarily due to the timing of revenues and the related customer collections; higher deferred revenue of $1.6 million as we collected pre-payments on certain product and service contracts in advance of work performed; and lower prepaid expenses of $0.4 million primarily due to the timing of annual insurance renewals. These second quarter of 2025 inflows were partially offset by higher inventory of ($4.8) million primarily to support expected product shipments in the last half of 2025; and lower accounts payable and accrued liabilities of ($0.8) million, primarily as a result of the timing of supplier payments and annual compensation awards.

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2026
	2026	2025	$ Change
Cash Operating Loss	$(18,151)	$(42,508)	$24,357
Change in Working Capital:
Trade and other receivables	3,633	7,715	(4,082)
Inventory	2,540	(13,579)	16,119
Prepaid expenses and other current assets	402	2,218	(1,816)
Trade and other payables	(7,756)	(3,151)	(4,605)
Deferred revenue	1,927	4,004	(2,077)
Warranty provision	(1,800)	563	(2,363)
	(1,054)	(2,230)	1,176
Cash Provided by (Used in) Operating Activities	$(19,205)	$(44,738)	$25,533
For the six months ended June 30, 2026, cash used in operating activities was ($19.2) million, compared to ($44.7) million for the six months ended June 30, 2025. The $25.5 million decrease in cash used in operating activities in the first half of 2026, as compared to the first half of 2025, was driven by the relative decrease in cash operating losses of $24.4 million and the relative improvement in working capital requirements of $1.2 million.
The relative $24.4 million decrease in cash operating losses in the first half of 2026 was driven primarily by the decrease in Adjusted EBITDA loss of $37.0 million and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling ($12.6) million, including changes in inventory impairment and onerous contracts provision adjustments, impairment losses on property, plant, and equipment, finance and other income (excluding mark-to-market fair value changes on investments), and equity investment losses in joint venture and associates.

The total change in working capital of ($1.1) million in the first half of 2026 was driven by lower accounts payable and accrued liabilities of ($7.8) million, primarily as a result of the timing of supplier payments, and annual compensation awards and lower warranty provision of ($1.8) million related to adjustment and expiry of historical provisions. These first half of 2025 outflows were partially offset by lower accounts receivable of $3.6 million, due primarily to the timing of revenues, and the related customer collections; lower inventory of $2.5 million on conversion of inventory to sales and inventory management; and higher deferred revenue of $1.9 million as we collected prepayments on certain product and service contracts in advance of work performed.
The total change in working capital of ($2.2) million in the first half of 2025 was driven by higher inventory of ($13.6) million primarily to support expected product shipments in 2025 and by lower accounts payable and accrued liabilities of ($3.2) million, primarily as a result of the timing of restructuring payments, supplier payments and annual compensation awards. These first half of 2025 outflows were partially offset by lower accounts and contract receivables of $7.7 million, primarily due to the timing of revenues and the related customer collections; higher deferred revenue of $4.0 million as we collected pre-payments on certain product and service contracts in advance of work performed; and lower prepaid expenses of $2.2 million primarily due to the timing of annual insurance renewals.
6.3     Cash Provided by (Used in) Investing Activities
Investing activities resulted in net cash outflows of ($2.6) million and ($3.9) million, respectively, for the three and six months ended June 30, 2026, compared to net cash outflows of ($7.1) million and ($9.8) million, respectively, for the corresponding periods of 2025.
Investing activities in the second quarter of 2026 of ($2.6) million consist of long-term investments in HyCap, Clean H2, and Templewater investment funds of ($2.8) million; capital expenditures of ($0.8) million incurred primarily for production and test equipment; and net decreases in short-term investments of $1.0 million. Investing activities in the first half of 2026 of ($3.9) million consist of long-term investments in HyCap, Clean H2, and Templewater investment funds of ($3.7) million; capital expenditures of ($1.4) million incurred primarily for production and test equipment; and net decreases in short-term investments of $1.2 million.
Investing activities in the second quarter of 2025 of ($7.1) million consist of capital expenditures of ($2.3) million incurred primarily for production and test equipment and certain intangible assets, and long-term investments in HyCap growth equity fund of ($4.7) million. Investing activities in the first half of 2025 of ($9.8) million consist of capital expenditures of ($5.0) million incurred primarily for production and test equipment and certain intangible assets, and long-term investments in HyCap growth equity fund of ($4.9) million, partially offset by proceeds on disposition of certain small stationary assets in Denmark of $0.1 million.
6.4     Cash Provided by (Used in) Financing Activities
Financing activities resulted in net cash outflows of ($0.7) million and ($1.5) million, respectively, for the three and six months ended June 30, 2026, compared to net cash outflows of ($0.8) million and ($1.5) million, respectively, for the corresponding periods of 2025.
Financing activities in the second quarter of 2026 of ($0.7) million consist of finance lease payments of ($0.8) million. Financing activities in the first half of 2026 of ($1.5) million consist of finance lease payments of ($1.6) million.

Financing activities in the second quarter of 2025 of ($0.8) million consist of finance lease payments of ($0.8) million. Financing activities in the first half of 2025 of ($1.5) million consist of finance lease payments of ($1.5) million.
6.5     Liquidity and Capital Resources
As of June 30, 2026, we had total liquidity of $505.1 million. We measure liquidity as our net cash and short-term investment position, consisting of the sum of our cash, cash equivalents and short-term investments, as we have no bank debt.
We have a Letter of Guarantee Facility (the “LG Facility”) enabling our bank to issue letters of guarantee, standby letters of credit, performance bonds, or similar credits on our behalf from time to time up to a maximum of $2.0 million. The LG Facility also enables us to enter into foreign exchange contracts (at face value amounts in excess of the LG Facility). As of June 30, 2026, nominal amounts were outstanding under the LG Facility.
We also have a Loan Agreement (the “Loan Agreement”) enabling our bank to issue commercial credit cards, standby letters of credit, or similar credits on our behalf from time to time up to a maximum of approximately Canadian $13 million. As of June 30, 2026, letters of credit of Canadian $1.5 million were outstanding under the Loan Agreement.
Our liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. We believe that we have adequate liquidity in cash and working capital to achieve our liquidity objective.
Failure to achieve or maintain this liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this liquidity objective including, but not limited to: the market acceptance and rate of commercialization of our products; the ability to successfully execute our business plan; and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, make increased investments in working capital and capital expenditures as we grow our business, and make ongoing capital contributions in support of our investment in certain hydrogen infrastructure and growth equity funds, our actual liquidity requirements will also vary and will be impacted by future acquisitions and strategic partnerships and investments, our relationships with our lead customers and strategic partners including their ability to successfully finance and fund their operations and programs and agreements with us, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable the timely issuance of equity securities in the public market, we renewed our Base Shelf Prospectus on file with the securities regulators in Canada on June 11, 2025. The Base Shelf Prospectus, which is effective for 25-months ending in July 2027, was filed in each of the provinces and territories of Canada, and a corresponding shelf registration statement on Form F-10 was also filed with the United States Securities and Exchange Commission (“SEC”). These filings will enable offerings of securities at any time during the 25-month period that the Base Shelf Prospectus remains effective. No offerings of securities under this Base Shelf Prospectus have been issued to date.
No assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company. If any securities are offered under the Base Shelf Prospectus, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a supplement to the Base Shelf Prospectus filed with applicable Canadian securities regulators and/or the SEC, respectively, at the time of such an offering.

7.     OTHER FINANCIAL MATTERS
7.1     Off-Balance Sheet Arrangements and Contractual Obligations
Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our statement of financial position. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss (general and administrative expense) if either not designated, or not qualified, under hedge accounting criteria. As of June 30, 2026, we did not have any outstanding foreign exchange currency contracts.
As of June 30, 2026, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments, or non-consolidated variable interests.
As of June 30, 2026, we had the following contractual obligations and commercial commitments calculated on a non-discounted basis (with the exception of finance leases):

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Finance leases	$26,464	$4,873	$6,346	$5,577	$9,668
Asset retirement obligations	2,705	—	—	—	2,705
Long-term investment (HyCap)	4,511	4,511	—	—	—
Long-term investment (Clean H2)	18,984	18,984	—	—	—
Long-term investment (Templewater)	187	187	—	—	—
Total contractual obligations	$52,851	$28,555	$6,346	$5,577	$12,373
Long-term investments include an investment committing us to be a limited partner in HyCap, a hydrogen infrastructure and growth equity fund. HyCap is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest £25.0 million (including £21.6 million invested as of June 30, 2026) into HyCap.

Long-term investments also include an investment committing us to be a limited partner in Clean H2, another hydrogen infrastructure and growth equity fund. Clean H2 is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest €30.0 million (including €13.3 million invested as of June 30, 2026) into Clean H2.
Long-term investments also include an investment committing us to be a limited partner in Templewater, a decarbonization climate technology and growth equity fund. We have committed to invest $1.0 million (including $0.8 million invested as of June 30, 2026) in Templewater.
In addition, we have outstanding commitments of $7.3 million as of June 30, 2026, related primarily to purchases of property, plant, and equipment. Capital expenditures and expenditures on other intangible assets pertain to our regular operations and are expected to be funded through cash on hand.
In connection with the recently announced transaction to acquire GeoPura and the related professional fees, including financial advisory, legal and other consulting services, we have entered into contracts that include various contingent and success fees, estimated to be between $3 million and $5 million, that are payable upon successful closing of the transaction. Because the transaction remains unexecuted as of June 30, 2026, no asset, liability, or expense relating to any contingent fees has been recognized at this point in time.
In connection with the acquisition of intellectual property from United Technologies Corporation (“UTC”) in 2014, we have a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of our intellectual property portfolio for a period of 15-years expiring in April 2029. No royalties were paid to UTC for the six months ended June 30, 2026 and the year ended December 31, 2025.
As of June 30, 2026, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date due to this agreement.
We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date due to this agreement.
In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. As of June 30, 2026, we have not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.
7.2     Related Party Transactions
Related parties include our 49% owned equity-accounted investee, Weichai Ballard JV. Transactions between us and our subsidiaries are eliminated on consolidation. For the three and six months ended June 30, 2026 and 2025, related party transactions and balances with Weichai Ballard JV were as follows:

(Expressed in thousands of U.S. dollars)	Three months ended June 30, 2026
Transactions with related parties	2026	2025
Revenues	$—	$64
Cost of goods sold and operating expense	$—	$47

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2026
Transactions with related parties	2026	2025
Revenues	$—	$249
Cost of goods sold and operating expense	$—	$139

(Expressed in thousands of U.S. dollars)	As at Jun 30,	As at Dec 31,
Balances with related parties	2026	2025
Accounts receivable	$1,607	$1,607
Deferred revenue	$(1,607)	$(1,607)
We also provide key management personnel, being board directors and executive officers, certain benefits in addition to their salaries. Key management personnel also participate in the Company’s share-based compensation plans. Key management personnel compensation is summarized in note 25 to our annual consolidated financial statements for the year ended December 31, 2025.
7.3     Outstanding Share and Equity Information

As of July 30, 2026
Common share outstanding	301,506,494
Options outstanding	1,613,421
DSUs outstanding	1,080,609
RSUs / PSUs outstanding (subject to vesting and performance criteria)	7,471,510

8.     USE OF PROCEEDS
8.1     Reconciliation of Use of Proceeds from Previous Financings
During 2021 and 2020, we completed the following offerings of our common shares (“Common Shares”):
•On February 23, 2021, we closed a bought deal offering of 14.87 million Common Shares at a price of $37.00 per Common Share for gross proceeds of $550.2 million and net proceeds of $527.3 million (the “2021 Offering”).
•On September 1, 2020, we announced an at-the-market equity program to issue a total of 16.45 million Common Shares from treasury (the “$250 million ATM Program”). The 16.45 million Common Shares issued under the $250 million ATM Program were sold in the third and fourth quarters of 2020 at prevailing market prices at the time of sale for total gross proceeds of $250 million and total net proceeds of $244.1 million.

•On March 10, 2020, we announced an at-the-market equity program to allow the issuance of up to $75 million of Common Shares from treasury (the “$75 million ATM Program” and together with the $250 million ATM Program, the “2020 ATM Programs”). The 8.2 million Common Shares issued under the $75 million ATM Program were sold in the first half of 2020 at prevailing market prices at the time of sale for total gross proceeds of $66.7 million and total net proceeds of $64.7 million.
The net proceeds from the 2021 Offering of $527.3 million were intended to be used to further strengthen the Company’s financial position, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. The net proceeds from the 2020 ATM Programs of $308.8 million were intended to be used for general corporate purposes. Pending their use, we disclosed our intention to invest the net proceeds from the 2021 Offering in short-term, investment grade, interest-bearing instruments or to hold them as cash and cash equivalents.
The following tables set out a comparison of the Company’s disclosed expected use of net proceeds from the 2021 Offering and the 2020 ATM Programs to the actual use of such net proceeds to June 30, 2026. As of June 30, 2026, the residual net proceeds from the 2021 Offering and the 2020 ATM Programs were held in interest bearing cash accounts.

2021 Offering net Proceeds $527.3M
Intended Use of Net Proceeds: Further strengthen the Company’s balance sheet, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Research and Product Development (cash operating cost) expenditures including product development of next generation fuel cell stacks and modules	$166,125	N/A	N/A
Investments in property, plant and equipment and other intangible assets including production capacity expansion and localization	$46,602	N/A	N/A
Strategic partnerships and investments including HyCap, Clean H2, Forsee Power, Quantron, Wisdom, Templewater, Weichai Ballard JVCo, and acquisition-related expenses	$31,890	N/A	N/A
Total expended to June 30, 2026	$244,617

2020 ATM Programs Net Proceeds $308.8M
Intended Use of Net Proceeds: General Corporate Purposes
Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Gross Margin loss expenditures (net of inventory impairment charges)	$42,322	N/A	N/A
General and Administration (cash operating cost) expenditures	$93,878	N/A	N/A
Sales and Marketing (cash operating cost) expenditures	$51,721	N/A	N/A
Restructuring and related expenditures	$49,112	N/A	N/A
Working capital requirements	$27,999	N/A	N/A
Lease liability principal repayments	$16,064	N/A	N/A
Total expended to June 30, 2026	$281,096

9.     ACCOUNTING MATTERS
9.1     Overview
Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

9.2     Critical Judgments in Applying Accounting Policies
Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to our assessment of our ability to continue as a going concern (See Note 2 (e) to our annual consolidated financial statements for the year ended December 31, 2025).
Our material accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2025. Effective for January 1, 2026, we assessed any new IFRS standards, applicable amendments and interpretations, concluding that they did not have a material impact on our financial statements.
9.3     Key Sources of Estimation Uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income, and expenses within the next fiscal year are detailed in note 5 to our annual consolidated financial statements for the year ended December 31, 2025 and also discussed in section 9.3 of our annual MD&A for the year ended December 31, 2025. There have been no changes to the nature of these sources of estimation uncertainty in the six months ended June 30, 2026. Updates relating to estimation uncertainty covering the six-month period ended June 30, 2026 are as follows:
REVENUE RECOGNITION
During the three and six months ended June 30, 2026 and 2025, there were no significant adjustments to revenues relating to revenue recognized in a prior period.
ASSET IMPAIRMENT
The carrying amounts of our non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment or impairment reversal. If any such indicator exists, then the asset’s recoverable amount is estimated. For assets including intangible assets and property, plant and equipment, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable, or that past impairments may now be recoverable.
As a result of indicators of potential impairment including a decline in the Company’s market capitalization in 2024 and the first half of 2025, we updated our asset impairment tests as of December 31, 2024, March 31, 2025, June 30, 2025, and December 31, 2025.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill and other non-financial assets to cash-generating units reflects the lowest level at which these assets are monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management, and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value-in-use model could increase due to a change in market interest rates.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. However, individual assets within the cash-generating unit are not impaired below their residual fair market value.
An impairment loss in respect of goodwill is not reversed. In respect of other assets including property, plant and equipment, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the cumulative loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
As a result of impairment tests performed in 2024, we recognized impairment charges on property, plant and equipment resulting in a net fair value impairment allowance recognized against consolidated property, plant and equipment of ($93.5) million as of December 31, 2024. During the year ended December 31, 2025, we recognized adjustments to the net ($93.5) million fair value impairment allowance on property, plant and equipment at December 31, 2024, consisting of (i) additions to the allowance for capital additions in the first six months of 2025 of ($3.2) million as the Company’s market capitalization remained depressed below equity value during this time; (ii) deductions to the allowance for specifically identified capital assets totaling $6.2 million that were directly impaired or disposed of in the year; and (iii) deductions to the allowance for depreciation and amortization expense of $13.7 million that would have been recognized had the underlying assets not been fully impaired to estimated residual value during this time. As of December 31, 2025, the net fair value impairment allowance recognized against consolidated property, plant and equipment approximated ($76.7) million.
During the six months ended June 30, 2026, we recognized adjustments to the net ($76.7) million fair value impairment allowance on property, plant and equipment consisting of (i) nominal deductions to the allowance for specifically identified capital assets that were directly impaired or disposed of in the period; and (ii) deductions to the allowance for depreciation and amortization expense of $8.3 million that would have been recognized had the underlying assets not been impaired to estimated residual value, resulting in net ($68.4) million fair value impairment allowance on property, plant and equipment.

In the event that the Company identifies impairment reversal indicators in the future, including continued market capitalization recovery in excess of equity value, and other indicators of operating asset fair value increases, the remaining impairment allowance of ($68.4) million may be reversed in part or in full.
WARRANTY PROVISION
During the three and six months ended June 30, 2026, we recorded provisions to accrued warranty liabilities of $0.8 million and $1.6 million, respectively, for new product sales, compared to $1.1 million and $2.0 million, respectively, for the three and six months ended June 30, 2025.
We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three and six months ended June 30, 2026, were adjusted downwards by $0.9 million and $0.8 million, respectively, compared to $0.8 million and $0.8 million (upward adjustment), respectively, for the three and six months ended June 30, 2025.
INVENTORY AND ONEROUS CONTRACT PROVISIONS
During the three and six months ended June 30, 2026, positive net inventory impairment and onerous contract provision adjustments of $0.9 million and $1.5 million, respectively, were recorded as a recovery to cost of product and service revenues, compared to positive inventory impairment and onerous contract provision adjustments of $1.0 million and $2.5 million, respectively, in the three and six months ended June 30, 2025.
FAIR VALUE MEASUREMENT (INCLUDING INVESTMENTS)
During the three and six months ended June 30, 2026, we recognized a net mark-to-market (loss) gain on financial assets of ($7.8) million, compared to $3.3 million for the three and six months ended June 30, 2025. Mark-to-market gains (losses) in 2026 and 2025 consist primarily of changes in the fair value of our long-term financial investments including HyCap, Clean H2, Forsee Power, Wisdom and Templewater.
9.4     Recently Adopted Accounting Policy Changes
Effective for January 1, 2026, we assessed any new IFRS standards, applicable amendments and interpretations, concluding that they did not have a material impact on our financial statements.
9.5     Future Accounting Policy Changes
The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance and replace IAS 1 Presentation of Financial Statements. While IFRS18 carries forward many requirements from IAS 1, the new Standard introduces the following significant changes to the structure of a company’s financial statements:
•Income and expenses in the statements of income or loss will be grouped into new categories resulting in new subtotals and/or line items being presented (including operating profit), along with changes in how certain existing subtotals are calculated;

•New disclosures will be required for management defined performance measures (MPM), commonly referred to as 'non-GAAP measures'; and
•New principles will apply to the aggregation and disaggregation of certain financial information in the financial statements.
IFRS 18 applies for annual periods beginning on or after January 1, 2027. Retrospective application is required, and the Company’s comparative information will be restated in accordance with the Standard.
The impact of adoption of IFRS 18 is currently being assessed by the Company. Based on a preliminary assessment, the Company expects that the adoption of IFRS 18 will change the presentation of the statement of loss and comprehensive loss, change the categorization of certain income and expense items in that statement, and require additional disclosures for MPMs and certain expenses in the notes to the financial statements. Since IFRS 18 does not affect the recognition or measurement of items, the Company does not expect the adoption of IFRS 18 to result in significant changes to the underlying information disclosed in the notes to the financial statements.

10.     SUPPLEMENTAL NON-GAAP MEASURES AND RECONCILIATIONS
10.1     Overview
In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are EBITDA and Adjusted EBITDA. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.
10.2     EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, asset impairment charges, acquisition-related costs, and the impact of unrealized gains and losses on foreign exchange contracts.

The following tables show a reconciliation of net loss to EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2026 and 2025:

(Expressed in thousands of U.S. dollars)	Three months ended June 30, 2026
EBITDA and Adjusted EBITDA	2026	2025	$ Change
Net loss	$(20,276)	$(24,280)	$4,004
Depreciation and amortization	1,003	963	40
Finance expense	421	495	(74)
Income taxes	23	24	(1)
EBITDA	$(18,829)	$(22,798)	$3,969
Stock-based compensation expense	2,053	2,289	(236)
Acquisition-related costs	3,937	—	3,937
Finance (loss) income and other	2,990	(10,819)	13,809
Impairment charge on property, plant and equipment	—	939	(939)
(Gain) loss on sale of property, plant and equipment	—	(3)	3
Impact of unrealized (gains) losses on foreign exchange contracts	—	(249)	249
Adjusted EBITDA	$(9,849)	$(30,641)	$20,792

(Expressed in thousands of U.S. dollars)	Six months ended June 30, 2026
EBITDA and Adjusted EBITDA	2026	2025	$ Change
Net loss	$(31,668)	$(45,316)	$13,648
Depreciation and amortization	1,990	1,879	111
Finance expense	862	1,001	(139)
Income taxes	23	24	(1)
EBITDA	$(28,793)	$(42,412)	$13,619
Stock-based compensation expense	3,358	4,155	(797)
Acquisition-related costs	3,937	—	3,937
Finance (loss) income and other	35	(22,320)	22,355
Impairment charge on property, plant and equipment	257	3,162	(2,905)
(Gain) loss on sale of property, plant and equipment	—	(73)	73
Impact of unrealized (gains) losses on foreign exchange contracts	—	(686)	686
Adjusted EBITDA	$(21,206)	$(58,174)	$36,968